           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 3



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of November 1998


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)



  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X     Form 40-F
                                    ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes           No   X
                                ---         ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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                                       2

RECOGNITION OF GAIN FROM SALE OF DOCOMO SHARES:


  On October 22, 1998, NTT Mobile Communications Network, Inc., also known as NTT DoCoMo, completed its initial public offering and listed its stock on the First Section of the Tokyo Stock Exchange. During the fiscal year ending March 31, 1999, the registrant and its subsidiaries will recognize gain on the sale and issuance of NTT DoCoMo shares in accordance with U.S. generally accepted accounting principles of approximately (Yen)781 billion and (Yen)784 billion, respectively.

                                 SIGNATURE



  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  NIPPON TELEGRAPH AND TELEPHONE
                                    CORPORATION



                                  By /s/    MOTOTANE MIYAZAKI
                                     ___________________________
                                     Name:  Mototane Miyazaki
                                     Title: Executive Manager
                                            General Affairs Department



Date:  November 20, 1998